OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Yummi Inc.

5171 California Avenue
Suite 150
Irvine, CA 92617

https://www.yummi.me



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Promissory Notes

Note converts to Series Seed Preferred Stock when the company raises $3M in a qualified equity financing

Maturity Date: July 31, 2020

$20M Valuation Cap | 25% Discount Rate | 2% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Minimum $10,000 of Convertible Promissory Notes | Maximum $107,000 of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares of Series Seed Preferred Stock in Yummi Inc.. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3M in qualified equity financing. The highest conversion price per share is set based on a $20M Valuation Cap or if less, then you will receive a 25% discount to the price at which the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	Yummi Inc.
Corporate Address	5171 California Avenue Suite 150 Irvine, CA 92612
Description of Business	**Yummi** is a global food-centric platform that enables anyone to document, access, and find authentic and actionable food information through their "foodprints". Our goal is to help everyone make more informed food decisions and enrich their food life. We use AI and blockchain technology to create a seamless experience

where recommendations are relevant, content is compensated for, and user data is protected.

Type of Security Offered	Convertible Promissory Notes and YUMM Tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$300

Perks*

The Offering includes VIP 1 YUMM Token for every $1 invested ("Perks"). In addition, the following bonuses will apply.

$500+ - The above Perks and $10 Amazon e-gift card

$1,000+ - The above Perks and, $20 Amazon e-gift card, PLUS a **5% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$5,000+ - The above Perks, $50 Amazon e-gift card, PLUS a **10% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$10,000+ - The above Perks, $100 Amazon e-gift card, PLUS a **15% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$25,000+ - The above Perks, $200 Amazon e-gift card, PLUS a **25% Bonus on YUMM Tokens** based on the dollar amount of this investment.

All perks and tokens will be delivered after the campaign is completed, and upon availability and issuance of the Tokens.

<u>Terms of Tokens</u>

Name:

YUMM Token

Description:

The token that investors will receive as a perk will be called, tentatively, "YUMM" token. YUMM tokens will be convertible from existing point system on the Yummi

platform, known currently as Coins. YUMM tokens will also be tradable and utilized on the Yummi platform as a form of payment transactions for services or goods when these features are developed. YUMM tokens confer a unique advantage to the holders in that they can be spent for goods and services offered by third party partners and offline merchants in the overall Yummi ecosystem and business network once we have built out the tools and services to support such activities.

Please see the section **Additional Information** below for further information.

- **Initial Blockchain:** Ethereum

- **Migration to Alternative Blockchain:** Migration to NEM if needed

- **Expected Network Launch date:** Q1 2020

- **Total amount of Tokens authorized for creation:** 100,000,000

- **Amount of Tokens or Rights to Tokens already issued:** 0

- **Will they be listed on Exchanges:** We currently intend to list the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

  - **if so, which:** Tokens may be listed on popular centralized (i.e. Binance, Bittrex, or similar) and/or other decentralized exchanges (i.e. IDEX, OpenLedger, or similar).

Other Material Terms:

- **Voting Rights:** None

- **Restrictions on Transfer:** 1 year from the closing of this Offering

- **Dividends/Distributions:** None

- **Redemption Rights:** None

- **Other:** May be converted from existing point system called Coins that are currently rewarded to users on the Yummi platform.

Additional Information:

Purchasers of Securities in this Offering of Convertible Promissory Notes , will also receive a quantity of one token for every dollar in value of the investment amount in

this offering, contingent upon the successful development of our Blockchain Implementation. For example, a purchaser who invests $1,000 during the Offering will also receive a special perk of 1,000 YUMM tokens if and when there is a future token implementation. An investor whose purchase amount exceeds certain thresholds will receive additional Bonus Tokens at a rate defined above in the "Minimums and Perks" section. The tokens will be delivered after the official launch of the token implementation event at a time designated by the Board.

In addition to the information above the YUMM token will entail a permanent benefit to the individual that is currently holding the YUMM Token in the form of an increased mining rate within the Yummi platform. This rate will increase with the number of YUMM Tokens held by the individual. This bonus does not stay with the individual if they sell their YUMM Tokens and will instead be transferred to the new owner of the YUMM Tokens.

Yummi has already successfully executed on a Minimum Viable Product (MVP) demonstrating critical proof-of-concept, with Coins being a rewarding currency that is currently live and can be earned through a predefined set of activities and engagements on the Yummi platform.

Current Status and Immediate Plans

While Yummi does not currently have a blockchain-based token, Yummi has plans to begin development post-funding in order to integrate blockchain-based tokens into the core functionality of the platform. In the current, live iteration of the Yummi platform (the "Beta" or the "MVP"), digital assets (tokens that are not currently recorded on a blockchain ledger) in the form of virtual currency and "Tokens" are the core influencing mechanism used to incentivize consumers to carry out economically relevant activity, such as modified purchasing habits (e.g. spending more than normal, or patronizing a new business that one has never been to before).

In the next iteration of the platform (the "Full Product"), we intend to use digital assets including but not limited to blockchain-based tokens to incentivize valuable consumer activity in various forms including but not limited to modified purchasing habits, influencer marketing, and data generation. The delivery of the token bonus perks, VIP access, and bonus tokens are contingent upon the successful development of the Full Product. While Yummi has immediate plans to realize the development of the Full Product and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

Token Functionality

Tokens are an integral and central aspect of Yummi's operation. Tokens are one of the

main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "Y token" and the other a "C token". Y tokens are spendable by users in the Yummi network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. C tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring Y tokens through actions that add value to the token economy (aka "mining"), such as through their participation habits.

"Mining" in the context of the Yummi ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Yummi context involves what we called a "proof of experience (POE)", which is how users are able to acquire tokens, is accomplished through contributing original content and delivering value-added informational benefits to the Yummi community of users. As such, the Yummi platform rewards users with YUMM each time they perform an activity that is informationally and economically beneficial to the Yummi ecosystem.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution in phase one of the above concept. Coin (C token) is currently in-use on the Yummi MVP, live and being granted to users as they engage with the platform and perform certain defined qualified activities.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Securities and YUMM Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

<u>The 10% Bonus for StartEngine Shareholders</u>

Yummi, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Yummi was founded in late 2016. It is an AI and blockchain-based next generation food platform that lets users easily keep a food profile to chronicle and explore everyday food experiences. Using machine learning, Yummi will understand each user's food preferences and make smart recommendations. Users earn coins by contributing content to the platform where the community can benefit from this information. Content placed on the blockchain is protected, photos are authenticated, and information can be trusted. Users are given full control of their data and can monetize by offering food advice to the community. A tokenized economy will let users pay for goods and services both on Yummi and from offline merchants.

Sales, Supply Chain, & Customer Base

Users can be anyone who has an affinity for food and wants to track and explore food experiences. Our user reach will be global with the potential to capture 1 billion users worldwide. Since our beta launched over 1 year ago, we've seen users downloading Yummi from 100+ countries around the world generating 40K listed restaurants on Yummi to date.

Our studies tell us over 85% of people who take food photos actually do so with the intent to track and chronicle what they eat. We are already seeing very active early adoptions from this group of users who are passionate about their food moments and are already capturing and wanting to document their everyday meals with their photos.

Examples of user type would be:

- Foodies to remember and relive the moments with food photos

- Travelers to keep track of where and what they eat

- Chefs and cooks to archive or share their culinary work

- Food critics/bloggers to review and share new eateries

- Health minded folks to keep a log of their dietary intakes

- Friends to find trusted sources for daily food ideas and inspirations

Or just about anyone who wants a simple tool to lifelog their food adventures

Competition

We believe existing competitors are current popular social platforms and review sites where they attract the bulk of the food content. However, we believe that foodies are using these platforms as a temporary, hacked solution. They actually want a more food-centric platform where more food specific tools can help serve their food experience needs.

Liabilities and Litigation

The company has no long-term liabilities, and management knows of no pending or threatened litigation.

The team

Officers and directors

Pete Wong	Founder, CEO, & Director

Pete Wong
Pete has been working full-time on Yummi since June 2016. Prior to this, he served as a Director and Head of Doubleclick for GOOGLE in China (Dec/2012 - Mar/2016). Pete is both an entrepreneur and a corporate leader. He has a 20-year internet career and a unique track record with operational experiences at a number of premier tech companies in both the western and China market. In the past 14 years, he's led successful teams for eBay, Dell, WPP, and Google in Greater China. As both a marketer and a product thinker, Pete understands the different cultural behaviors and needs of western and Asian consumers. Pete is passionate about building products that solve real needs. He has also launched two prior startups, a C2C e-commerce business in Hong Kong and a pet social network in China. Pete has a strong operational background and experience in online consumer trend, digital advertising,

programmatic marketing, user experience and product design, and partnership development. Pete's biggest achievement has been rebuilding Google's Doubleclick business in China. Pete is bi-cultural, is well-versed in the China market, has an extensive Asia network, thrives in a chaotic environment, and speaks four foreign languages. He loves trying new food and enjoys traveling. Besides working on Yummi full-time, Pete volunteers his time as a mentor and advisor to young founders at the University of California, Irvine Applied Innovation supporting Orange County startup development.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investment** Investments in Yummi Inc., and start-up companies in general, involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Convertible Notes, that may convert to Series Seed Preferred Stock, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **General Risks** Investments in Yummi Inc. or start-up companies involve a high degree or a high amount of risks. There are significant financial and operational challenges that startups, including Yummi Inc., face. The startup market that Yummi Inc. is operating in is extremely competitive and has a high risk of failure. Some of the challenges that startups face that lead to their high risk include, but are not limited to: market exposure, customer acquisition, competition, marketing, operational management, financing, product development, and product traction. Startups may also depend heavily upon a founder or key employees whose departure would seriously damage the company's going concern. The demand for the company's product may be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can produce goods and services on a large scale more economically or take advantage of bigger marketing budgets. Furthermore, a startup could face risks from lawsuits, governmental regulations, and other potential impediments to growth.
- **Limited Operating History** The Company has limited operating history. The

Company is still in an early phase, and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, particularly companies in the mobile ad network industry with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

- **Additional Capital May Be Needed** The Company may need additional capital, which may not be available. The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **Digital Application** We have developed a working application and platform; however, it is currently in its first version. We are continuing to add new features and make changes to the application. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **Business Projections are Estimates** Any projection or forward looking statements regarding Company's anticipated financial performance are hypothetical and are based on Company's best estimate of the probable results of our operation. These projections will be based on assumptions which Company believes are reasonable. Actual results will likely vary from such projections and any projected results cannot be guaranteed. Company will only succeed (and you will only make money) if there is sufficient demand for this product, people believe it is a valuable product, and Company has priced its product at a level that allows Company to make a profit and still attract future consumers.

- **Convertible Note Offering** Each investor in this offering understands that they are purchasing Convertible Notes that may convert to Series Seed Preferred Stock. Convertible Notes themselves do not entitle the holder to any rights in the company. Also, as the notes may never convert to Series Seed Preferred Stock, the holder of the Convertible Note will have no stake in the company until such time as the notes, if ever, convert.

- **Valuation** The valuation of Company is difficult to assess and is speculative. The

valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Market Competition/Applications with Similar Users** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **No Voting Rights** The offering is for Convertible Notes and not Common Stock. Holders of Convertible Notes have no voting rights and have no ability to influence corporate decisions. Even upon conversion to Series Seed Preferred Stock, holders of Convertible Notes continue to have no voting rights and thus, little to no influence on corporate decisions.

- **Software/Platform Failure** Our software may fail either in actually being a useable product or in use once released to the public. There is no guarantee that our software will be without glitches or hick-ups that may affect the performance and continued use of the program by consumers.

- **Compatibility with Operating Systems** We may not be successful with providing a completely seamless application that will be compatible with all operating systems. There exists a possibility that we may run into obstacles regarding making our application compatible with iOS and Android. There also exists a possibility that there will be software failures on either or both operating systems. The application may drain battery at such a high rate that users may prefer to not use the application.

- **Blockchain** There are various risks associated with the use of blockchain technology including, but no limited to, potential vulnerability to hacking and software glitches. While blockchain technology is generally secure, there exists the possibility that the blockchain technology may fail to protect the information and token ownership associated with our platform. Finally, blockchain technology is currently not regulated and the risks of glitches and hacking are only preventable by the efforts of the Company to keep its code up to date against future issues.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Pete Wong, 90.0% ownership, Common Shares

Classes of securities

- Common Shares: 5,280,000

  The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is Twenty Million (20,000,000) shares, each with a par value of $0.0001 per share, of which Fifteen Million (15,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock. The Board of Directors is authorized to establish and issue multiple series of Preferred Stock. The first series of Preferred Stock shall be comprised of One Million (1,000,000) shares, designated as "Seed Series Preferred Stock."

  Rights, Preferences, Privileges and Restrictions of Common Stock. The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

  1.Dividend Provisions. Subject to the rights of holders of all classes of stock at the time outstanding having prior rights or parity rights as to dividends, the holders of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

  2. Liquidation Rights. Upon a Liquidation Event, the assets of the Corporation shall be distributed as provided in Section 2 of Article lV(B) of the Articles of Incorporation amendment.

  3. Redemption. The Common Stock is not redeemable.

  4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

- Series Seed Preferred Stock: 0

  The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is Twenty Million (20,000,000) shares, each with a par value of $0.0001 per share, of which Fifteen Million (15,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock. The Board of Directors is authorized to establish and issue multiple series of Preferred Stock. The first series of Preferred Stock shall be comprised of One Million (1,000,000) shares, designated as "Seed Series Preferred Stock."

  Rights, Preferences, Privileges and Restrictions of Preferred Stock. The rights, preferences, privileges, restrictions and other matters relating to the Seed Series

Preferred Stock are as follows:

1.Dividend Provisions. The holders of Seed Series Preferred Stock shall be entitled to receive dividends in cash, when, as, and if declared by the Board of Directors, out of any assets at the time legally available therefor, such dividends as may he declared from time to time by the Board of Directors, payable in preference and priority to any payment of any dividend on Common Stock. The right to such dividends on the Seed Series Preferred Stock shall not be cumulative, provided that any and all declared but unpaid dividends with respect to all outstanding shares of Seed Series Preferred Stock shall accrue and be paid upon a Liquidation Event as provided in Section 2 below. No dividends shall be paid on any Common Stock unless (a) all then accrued but unpaid dividends have been paid with respect to all outstanding shares of Seed Series Preferred Stock, and (b) an equal dividend is contemporaneously or previously paid with respect to all outstanding shares of Seed Series Preferred Stock on an as-converted basis.

2. Preference on Liquidation.

(a) In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made first, prior and in preference to the holders of Common Stock of the Corporation, to the holders of Seed Series Preferred Stock an amount equal to the amount paid, whether in cash or as a result of the conversion of debt, for each share of Seed Series Preferred Stock by the original acquiror thereof (the "Original Seed Series Issue Price"), plus an amount equal to all declared and unpaid dividends with respect thereto as provided in Section 1 above. If upon
. the occurrence of such an event (a "Liauidation Event"), the assets and funds available for distribution are insufficient to permit the payment to the holders of Seed Series Preferred Stock of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution to stockholders will be distributed among the holders of the Seed Series Preferred Stock ratably in proportion to the full preferential amount which they would be entitled to receive pursuant to the preceding sentence of this Section 2(a) in the Amendment to Articles of Incorporation.

(b) Upon a Liquidation Event, after payment has been made to the holders of Seed Series Preferred Stock pursuant to Section 2(a) above, the holders of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to stockholders, based on the number of shares of Common Stock then held by such holders on an as-converted basis.

(c) A reorganization or merger of the Corporation with or into any other corporation or corporations, in which at least a majority of the voting power of the Corporation is transferred by the existing stockholders of the Corporation, or a sale of all or substantially all of the assets of the Corporation, or any other

transaction or series of related transactions, as a result of any of which the holders of voting securities of the Corporation immediately prior to the transaction or series of related transactions own less than a majority of the voting securities of the surviving corporation immediately following the transaction or series of related transactions (each a "Corporate Sale"), shall be deemed to be a "Liquidation Event" within the meaning of this Section 2. Any property to be delivered to the holders of the Seed Series Preferred Stock and Common Stock upon a merger, reorganization or sale of substantially all of the assets of the Corporation shal! be valued as follows:

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 10-day period ending three (3) business days prior to the closing;

(ii) if actively traded in the over-the-counter market, the value shall be deemed to be the average of (A) the average of the closing sale prices or (B) the average of each day's average of the closing bid and ask prices (if (A) is not applicable) over the 10-day period ending three (3) business days prior to the closing; and

(iii) If there is no public trading market for such property, by the Board of Directors in the exercise of their reasonable business judgment.

3. Voting Rights. The Seed Series Preferred Stock shall have no voting rights except as may be expressly required by law.

4. Conversion. The holders of the Seed Series Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Seed Series Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Preferred Stock. Each share of Seed Series Preferred Stock shall be convertible into Common Stock at the conversion rate of 1 for 1 ("Seed Series Conversion Rate").

(b) Automatic Conversion. Each share of Seed Series Preferred Stock shall automatically be converted into shares of Common Stock at the Seed Series Conversion Rate (i) at any time with the a.ffirmativc vote or consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock, or (ii) immediately upon the closing of an underwritten public offering (a "Qualificd IPO"), pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") covering the offer and sale of Common Stock (other than a registration on Form S8, Form S4 or comparable or successor forms), in which both (x) the public offering price per share equals or exceeds $3.00 and (y) the offering results in aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $20,000,000.

(c) Reservation of Stock Issuable Upon Conversion, The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Seed Series Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Seed Series Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(d) No Reissuance of Converted Shares. No shares of Seed Series Preferred Stock that have been converted into Common after the original issuance thereof shall ever again be reissued and all such shares so converted shall upon such conversion cease to be a part of the authorized shares of the Corporation.

(e) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who arc entitled to receive any dividend or other distribution (whether in cash, property, stock or other securities), any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Seed Series Preferred Stock at least ten (10) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right.

- Convertible Promissory Notes: 0

Voting Rights

The holders of interest of the Company's convertible notes are not entitled to vote on any matter except as required under applicable law.

Aggregate Amount Outstanding

Currently there are 0 convertible promissory notes outstanding.

Note converts to Series Seed Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: July 31, 2020

Annual Interest Rate: 2%

Discount Rate: 25%

Valuation Cap: $20,000,000

Conversion; Repayment Premium Upon Sale of the Company

(a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed Preferred Stock at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of Series Seed Preferred Stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or

reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed Preferred Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a Minority Holder

As a holder of the convertible notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically

occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In the past two years, the founder has invested much of his own funds into designing and building an iOS MVP that was soft launched over one year ago. In late 2016, one round of financing from friends and family provided additional capital to continue building and iterating on the product as well as launching an Android beta last year. With open beta, our app has been downloaded by almost 20,000 users from 100+ countries around the world.

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivering on our product roadmap, which we do not anticipate occurring until late 2019 or beyond . Based on our forecast, with the liquidity of the anticipated full raise amount, we project that we can operate the

business for 12 months without revenue generation. The majority of the expenses will go into continue iteration and development of the product, marketing and promotional campaigns, and operational cost.

Financial Milestones

The company successfully raised a pre-seed financing round of $350,000 from friends and family back in Q4 2016. This has provided the operating capital to support the development of the two app launches, iOS and Android. Up to now, the majority of expenses went to technology development that has produced a very stable platform that requires little maintenance cost. Currently, the company has a very low burn rate of less than $3,000 per month.

The company is conducting this Crowdfunding capital raise to invest for continued user growth, product building, and marketing of the brand, as is generating sizeable net income losses as a result. We believe with the additional capital, we will be able to officially launch the product with a marketing and promotion blitz that would generate 1 million user adoption within 18 months.

Management currently forecasts no revenue in 2018, $480,000 in 2019, and $3.38 million in 2020. The company believes it will generate positive net income beginning in 2021. Revenue will derive from four main sources of income: In-App Premium Feature, Expert Network Membership Fee, Expert Gratuity Fee, and Advertising. Please see below for details of projections:

	Projected				
	2018	**2019**	**2020**	**2021**	**Comments**
Users					
Registered User	50,000	300,000	1,500,000	10,000,000	
MAU	5,000	30,000	180,000	1,500,000	MAU is avg 10% base
Experts		3,000	18,000	150,000	10% MAU are experts
Revenue					
Expert Fees		$150,000	$900,000	$7,500,000	$100/yr fee for experts
Gratuity Fee		$30,000	$180,000	$1,500,000	20% of expert tips
In-App Premium		$300,000	$1,8000,000	$15,000,000	$1/yr/user in premium
Ad Revenue			$500,000	$15,000,000	
Total Revenue		**$480,000**	**$3,380,000**	**$39,000,000**	
Expenses					
Operations	$30,000	$400,000	$2,250,000	$8,000,000	
Technology					

	$85,000	$430,000	$2,800,000	$7,500,000
Marketing	$25,000	$200,000	$650,000	$4,000,000
Legal	$17,000	$40,000	$80,000	$120,000
Miscellaneous	$23,000	$163,000	$445,000	$1,130,000
Total Expenses	**$180,000**	**$1,233,000**	**$6,225,000**	**$20,750,000**
Net Profit (Loss)	$(180,000)	$(753,000)	$(2,845,000)	**$18,250,000**

In addition to this Crowdfunding raise through RegCF, the company is also engaging in discussion with other parties and fund raising channels such as investment bank brokers, venture capitalists, and high net worth angel investors to raise an additional target of up to $1M dollar.

Liquidity and Capital Resources

The company has successfully raised one round of securities sale to friends and family that brought in $350,000 of capital. Most of the funds have been exhausted in the past two years building and launching the iOS and Android mvp.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will use the proceeds for company expansion with product building, talent recruitment, and marketing. If the company deem appropriate and the timing is good, the company may use part of proceeds to carry out a token sale in the future that may provide further capital infusion.

The company likely seeks to continue to raise capital under equity or debt issuances, a token generating event, or any other method available to the company. The company has also engaged the service of a boutique investment bank that will represent the company to seek capital fund raising of an additional $1.5m from family office and high net worth individuals in the coming months.

Indebtedness

None.

Recent offerings of securities

- 2017-09-15, Rule 506, 450000 Common Stocks. Use of proceeds: Use of proceeds

went towards product development which resulted in the launch of beta apps for iOS and Android as well as operational fees relating to maintaining the app such as hosting, cloud storage, legal fees, and general administrative costs.

Valuation

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board based on several factors. We successfully closed a friends-and-family round raising $350,000 at $3M post money in September 2016. At that time, we had only launched an alpha on iOS. Since then, we've had made significant progress and achieving a number of milestones. - Launched Android - Received media coverage - Attracted user download from 100+ countries - Generated a sizable volume of content - Testing restaurant partnership campaign - Integrated Wechat social login opening our reach globally to China - Formulated a strategy for tokenization using blockchain We are a good growth trajectory. With funds raised from this crowdfunding campaign and anticipated capital raising from large investors, we will be upgrading to v2 and conduct an official launch with a marketing campaign that will drive up to 1 million new users. Our platform already has a global reach with Wechat login enabled. We'll be a launching a Chinese version that will boost user growth significantly. Additionally, the funding will go towards the development of YUMM token which should attract an even larger user base beyond early adopter foodies.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Product Development	$0	$50,000
Marketing	$0	$20,000
Working Capital	$9,400	$15,580

Legal	$0	$5,000
Design	$0	$10,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 9 months and plan to use the net proceeds of approximately $100,580 primarily to provide enough working capital to continue iterating on our product design and development, to conduct an official launch campaign, and to pay for additional legal fees as we explore fund raising efforts from professional investors..

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.yummi.me/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yummi Inc.

[See attached]

I, ___Pete Wong___, the Chief Executive Officer of ___YUMMI, INC.___, hereby certify that the financial statements of ___YUMMI, INC.___ and notes thereto for the periods ending ___January 1, 20016___ and December 31, 2017___ included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year _2017_ the amounts reported on our tax returns were total income of _$0_ ; taxable income of _$0_ and total tax of _$0_ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___July 1, 2018___ .



(Signature)

___Chief Executive Officer___ (Title)

_____July 1, 2018_____ (Date)

YUMMI, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

YUMMI, INC
Index to Financial Statements
(unaudited)

YUMMI, INC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

	2016	2017
Assets		
Current Assets:		
Cash and cash equivalents	$194,520	$35,520
Total Current Assets	$194,520	$35,520
Non-Current Assets		
Furniture and Equipment-Other	$0	$0
Accumulated Depreciation	$0	$0
Intangible Assets	-	-
Total Non-Current Assets	$0	$0
Total Assets	**$194,520**	**$35,520**
Liabilities and Equity		
Current Liabilities		
Credit Cards	$0	$0
Total Current Liabilities		
Non-Current Liabilities		
Convertible Note 2		
Total Non-Current Liabilities	$0	$0
Total Liabilities	$0	$0
Stockholders' Equity	$520	$520
Additional Paid-In Capital	$350,000	$350,000
Retained Earnings (Deficit)	($156,000)	($315,000)
Total Liabilities and Equity	**$194,520**	**$35,520**

YUMMI, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	December 31, 2016	December 31, 2017
Revenue	$0	$0
Cost of Sales	$0	$0
Gross Profit	$0	$0
Operating Expenses-		
Operations	$5000	$35,000
Technology	$133,000	$92,000
Product	$15,000	$20,000
Marketing		
Legal	$2,000	$7,000
Travel		
Meals	$1,000	$5,000
Utilities		
Total Operating Expenses	$156,000	$159,000
Income (Loss) from operations		
Other Expense		
Miscellaneous	$0	$0
Total Other Income (Expense)		
Provision for Income Taxes	-	
Net Income (Loss)	($156,000)	($159,000)

YUMMI, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2015	0	$0	$0	$0	$0
Net Loss	-	-	-	($156,000)	
Distribution	-	-	$350,000		
Balance at December 31, 2016	5,200,000	$520	$350,000	($156,000)	$194,520
Net Loss	-	-	-	($159,000)	
Distribution	-				
Balance at December 31, 2017	5,200,000	$520	$350,000	($315,000)	$35,520

YUMMI, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	December 31, 2016	December 31, 2017
Cash Flows from Operating Activities		
Net Loss	($156,000)	($159,000)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation		
Changes in operating assets and liabilities		
Increase/ (Decrease in account payable)		
Net Cash Used in Operating Activities	($156,000)	($159,000)
Cash Flows from Financing Activities		
Proceeds from issuance of common shares	$520	$0
Proceeds from shareholder loan		
Capital Contribution	$350,000	$0
Capital Distribution		
Net Cash Provided by Financing Activities	$0	$0
Net increase/(decrease) in cash		
Beginning cash balance	$0	$194,520
Ending Cash Balance	$194,520	$35,520

NOTE 1 – NATURE OF OPERATIONS

YUMMI, INC. was formed on September 15, 2016 ("Inception") in the State of Delaware. The financial statements of YUMMI, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in IRVINE, CA.

YUMMI, INC. is a fun and simple to use mobile application that lets users easily manage their food life. Users upload food photos that they already take into a diary. It keeps track of places they have dined at. All memory posts are geotagged known as foodprints. Foodprints are organized by historical timeline of when you had the food enabling anyone to geolocate them wherever and whenever. Friends can follow one another and discover each other's foodprints for ideas and inspirations. AI and blockchain technology will be used to help make more intelligent suggestions and protect users' content and privacy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from several sources of income. However, for the purpose of these filings, the Company has not began to generate revenue. 1. Premium in-app features will require users to pay in order to user more robust services. 2. A number of advertising products on Yummi will attract both restaurants and food-related brands to place ads on the platform. 3. Yummi will create a expert foodies network that enable knowledgeable users to monetize by offering advice to other inquiring users. In order to be part of this network, each expert foodie will pay an annual membership fee. 4. Micropayment tips

will be derived from expert foodies given advice to keen users. Yummi will receive a percentage of the tips earnings when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of July 1, 2018 the company has currently issued 5,280,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

In February 2017, The Company entered into a three year business partnership with the Orange County Restaurant Association (OCRA). The cooperation was terminated in April 2018. In lieu of cash payment for the period of service, the Company granted OCRA 30,000 common shares as a form of compensation.

In May 2018, the Company engaged financial advisory services from NMS Capital (NMS) to explore capital raising sources from high net worth individuals and family offices. In lieu of cash payment for upfront costs, the Company granted NMS 30,000 common shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



0
Investors

$0.00
Raised of $10K - $107K goal

Yummi
Ultimate Companion App For Foodies

🔵 Small OPO   🏠 Irvine, CA   🏷 Consumer Internet   🌐 Accepting International Investment

PLAY VIDEO

Overview   Team   Terms   Updates   Comments   **Share**



Food Blogging & Discovery

Building A Next-Generation Food Platform For Everyone

Invest in **Yummi**

We are using AI and blockchain-based technology to create a next-generation food platform that focuses on YOU, the content creator. Yummi is building food-centric tools that let foodies unlock real benefits from millions of everyday food photos and give them *easy access to authentic and reliable food information so they can eat better and happier.*

Key Highlights

- Disrupting the food sector with a next-gen food-centric platform
- One simple user-friendly interface to blog and discover good food
- Developing blockchain-based token to reward users for their content
- App downloaded by users from 100+ countries within 18 months
- More than 40K restaurants in 2,500 cities are tagged on the app
- Truly global food platform that also supports Wechat login
- Founded by an ex-Googler with 20 years of internet experience

Food is incredibly important to everyone. It's what we think about on a daily basis.

We spend hours contemplating where and what to eat. We navigate online sites and apps. We ask friends for suggestions. Mostly though, *we* are on our own to figure it out. With so many great places and good food, it can be difficult to remember where we've been, what we ordered, or if we even liked it.



Every day, millions of people all over the world turn to their cameras to capture and remember food moments. The majority take photos, *not necessarily to share* but to document and record. But then they leave the food photos wasted or unused, cluttering up their photo library and neglecting their captured memories.

Only a small percentage of foodies actually share their experiences on social platforms but even fewer contribute reviews. That's because today's popular platforms were NOT developed with the foodie experience in mind. They were created mainly for a single use purpose, either for social sharing (Instagram) or for discovery (Yelp). Most lack food-centric tools.

Yummi is addressing these problems and many more by giving users the ultimate foodie companion app.

Introducing "*Foodprints*"

Yummi gives users a set of *robust tools to blog, organize, and access* their food history anytime, anywhere by turning food photos into Foodprints.



- Foodprints are **geo-tagged and time-stamped photos** auto-organized by location and date, based on the time of the meal.

- Using NearMe sorting and Calendar snapshot view let you **easily recall and relive food moments** whenever and wherever.

- Friends can **connect, discover, and get inspired** by taking a glimpse into each other's food world.

- Users start by importing food photos to **instantly create a profile of Foodprints and earn Yumm tokens.**

- Any foodie can **be an influencer and monetize** their knowledge base by offering expert suggestions and recommendations.

The first food platform to *compensate users for their content* with a blockchain-based token.

Blockchain-Based Tokens

Your photos are your rights to the content. Don't just share them for "likes." Get paid for them. Yummi is developing the concept of "***Proof of Experience (PoE)***." As users log Foodprints that are made available to benefit the community, you earn YUMM tokens for sharing your experiences. **Mining YUMM with food photos is easy and fun.** You can use YUMM to pay for food from participating restaurants, give tips for food advice from experts, and much more.

Artificial Intelligence

AI will personalize recommendations using deep learning to study your eating preferences through your Foodprint activities.



your eating preferences through your Foodprint activities. Applying machine learning and computer vision, Yummi can extrapolate data from your photos to deliver more informational value and benefits to you.

"Our mission is to put authentic and actionable food information at every user's fingertips. Information that you can trust to help make informed decisions and to enrich your food life."

Pete Wong, Founder & CEO

Our Product Works

Users from 100+ countries have already downloaded and are enjoying Yummi with an approval rating of 4.5.



70K+ foodprints already logged by users in 2,500+ cities

Our goal is to create the first truly global food community. Already, we are seeing users downloading and enjoying Yummi in 100+ countries. **Yummi currently supports Wechat login** which gives us an early foothold in the world's largest market, China that has 770 million internet users.

China is a very challenging market to win and Yummi has a key advantage - *our founder's 15 years of first-hand experience in that market.* With a global view on creating a food platform for everyone, we will continue to focus on making Yummi the best app for every foodie from around the world.

Current MVP already has great traction. Users have uploaded more than **300,000 photos**, logged more than **70,000 Foodprints**, and **40,000 restaurants** in nearly **2,500 cities** around the world have been tagged. **This has been 100% organic activities with no money invested in advertising.**

Yummi is currently available in open beta on iOS and Android. **Download and try it for yourself today!**

 **40K+** restaurants

 **70K+** foodprints

 **2.5K+** global cities

 **300K+** photos

---

The Offering

Investment:
Convertible Promissory Notes and YUMM Tokens

Note converts to Seed Series Preferred Stock when the company raises $3M in a qualified equity financing
Maturity Date: July 31, 2020
$20M Valuation Cap | 25% Discount Rate | 2% Annual Interest Rate*
Annual Interest Rate subject to 10% bonus adjustment for StartEngine shareholders. See 10% Bonus below

Perks*
The Offering includes 1 YUMM Token for every $1 invested ("Perks"). In addition, the following bonuses will apply.

$500+ - $10 Amazon e-gift card
$1,000+ - a **5% Bonus on YUMM tokens** (i.e. 1,050 YUMM Tokens with $1,000 investment), and a $20 Amazon e-gift card
$5,000+ - a **10% Bonus on YUMM tokens** (i.e. 5,500 YUMM Tokens with $5,000 investment), and a $50 Amazon e-gift card
$10,000+ - a **15% Bonus on YUMM tokens** (i.e. 11,500 YUMM Tokens with $10,000 investment), and a $100 Amazon e-gift card
$25,000+ - a **25% Bonus on YUMM tokens** (i.e. 31,250 YUMM Tokens with $25,000 investment), and a $200 Amazon e-gift card

All perks and tokens will be delivered after the campaign is completed, and upon the availability of the Tokens. See Offering Summary below for additional terms.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

YUMM Tokens

Description:
The token that investors will receive as a perk will be called, tentatively, "YUMM" token. YUMM tokens will be convertible from existing point system on the Yummi platform, known currently as Coins. YUMM tokens will also be tradable and utilized on the Yummi platform as a form of payment transactions for services or goods when these features are developed. YUMM tokens confer a unique advantage to the holders in that they can be spent for goods and services offered by third party partners and offline merchants in the overall Yummi ecosystem and business network once we have built out the tools and services to support such activities.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

The Ultimate Foodie App

People want a better destination for food information. Yummi is filling a critical solutions gap that is missing in all current platforms by

creating the ultimate foodie app where users can do more in one interface. It has the best set of food-centric tools for foodies to **document, explore, and find food experiences and information in one simple and easy-to-use app.**



With food-centric tools, it makes it easy to:
- **Track** your food history simply and easily through Foodprints
- **Maintain** a profile of all your food preferences
- **Organize** content based on a chronology of mealtime
- **Archive** all your food photos and save phone space
- **View** your food history in a Calendar snapshot
- **Recall** foodprints easily using geolocation
- **Control** your data by multiple privacy options
- **Follow** your friends and be inspired by their Foodprints
- **Locate** other users Foodprints anytime, anywhere
- **Explore** food cultures from around the world

With YUMM tokens, Yummi lets you:
- **Earn** *YUMM* tokens by logging food photos and offering advice
- **Ask** experts in real-time for food advice
- **Tip** other foodies for their advice
- **Purchase** food from restaurants
- **Buy** advertising on Yummi

Using AI and data science, Yummi can:
- **Learn** your food preferences
- **Suggest** what you may like
- **Tell** you what's good (or not) for you
- **Calculate** your calorie consumption
- **Classify** your intakes by food type

We believe that Yummi is truly a tool that will make an impact on everyone's lives. Yummi is about giving foodies access to authentic and actionable food information. Whether it is restaurants, cooking recipes, or even discovering new things at the grocery store, anyone can find all of their food needs on Yummi.

Privacy

We understand some people want to share, others want to log in private. **Yummi gives users full control over their data. You set your privacy and who can access your content.** The majority of Yummi users today do both. Some Foodprints are shared publicly, others just with friends and the rest are kept private. It's easy to go back and change privacy setting. You can toggle Foodprints private to public or vice versa anytime. **We are building a platform that's inclusive of all foodies.**



How We're Different From Existing Apps

Everyone Has A Unique Food Identity

How Yummi Is Different

	🍴	Instagram	yelp	OpenTable
Documenting and Tracking*	✓			
Geolocation Search	✓		✓	✓
Reviews and Ratings	✓		✓	
Social Sharing and Discovery	✓	✓		
Exploring and Directory	✓		✓	✓
Timestamp Backdating	✓			
Points and Rewards**	✓			✓
Tokenized Cryptocurrency	✓			
Computer Vision Analysis	✓			
Real-Time Expert Chat	✓			
Global Reach w/Wechat login	✓			

*Calendar view. Posts are backdated according to mealtime
**Points will be convertible to YUMM tokens

Yummi is about showing your food identity.

Yummi is not a social network app just for food. **We build tools that make food photos better on Yummi.** The motivation for using Yummi isn't to post for other's enjoyment. It is about logging for your food finds for your own benefit while enabling you to invite the foodie community to have an unfettered glimpse into your food experience.

People today only post carefully selected content for boasting and for validations. The information is curated by the creators who show you only what they believe their audience should see or would like to see. The problem here is this gives access only to limited, selectively chosen information. We think a food platform can be much more useful and powerful if every foodie can see everyone else's food adventures and decide what interests them?

Yummi aims to put ALL food information at your fingertips and give you more choices to make the most informed decisions.

Sharing food information should not be just about the prettiest food photos or the most exotic, 5-star meals. As long as the food is good - even from dive eateries - everyone wants to know.

We are accomplishing this by offering tools that are unique to Yummi. Using Yummi is about YOU! You are already creating content with your everyday food photos. Creators are encouraged to log EVERY experience, unencumbered on Yummi. But you also have the option to toggle individual foodprints private just for you. User contributing content will be compensated with YUMM tokens for sharing their content.

"Yummi offers one of the most polished food experiences around."



DIGITAL TRENDS



Why We Need Yummi

Today, we keep a Facebook profile to share our life events, a Linkedin account to manage our career, a Twitter channel to express and learn about public opinions, etc. There is a platform for just about every vertical and social activity. They make information easily accessible and offer convenience to our daily life. But why is there no dedicated platform for food? People want a separate tool to manage their food life.

Now, there is Yummi.

Yummi is for when you ask yourself:
- *"What's the last good meal I had?"*
- *"What did I order here that I enjoyed so much?"*
- *"Did I like what I ordered here last time?"*
- *"Would I come back here again?"*
- *"Where's that place my friend suggested?"*
- *"Who do I know has eaten here?"*
- *"What did my friends like or don't like from here?"*
- *"Is there a way to find out if friends have eaten here?"*

With Yummi's Foodprints and easy-to-use interface, the answers to all these food questions and are at your fingertips.

Who is using Yummi?

- **Foodies** capturing food photos to remember the moments
- **Travelers** to keep track of where and what they eat
- **Chefs and cooks** to archive or share their culinary work
- **Food critics/bloggers** to review and share new eateries

A dedicated community for...

life activities   public opinions

career/recruitment   bookmarking ideas

all things discussion   video expression   graphic design

- **Health-conscience** to keep a log of their dietary intake
- **Friends** to find trusted sources on daily food ideas
- **Everyone** who cares about the food they eat

"You can do it all on Yummi. Now anyone who follows me, with one tap, can find my "Foodprints" when nearby a place I've been. Just brilliant!"

Amar Santana
Top Chef 2016 runner-up

Our Product 1.0 and Roadmap



Our minimum viable product (MVP) has been **publicly available in beta** for over a year. During this period, we have been testing, learning, and iterating. We continue to optimize key features to meet user needs. Early adoption is validating that there is a need for a food-centric tool. Our product development can be split into four phases. Our top priority is creating a sleek user experience with intuitive tools that foodies want to use.

Phase 1

UNLOCK CONTENT

Phase one focuses entirely on delivering functional tools to the content creator. Content is the core of the platform. **We are laser-focused on tools that deliver 100% organic and authentic content.** We already launched a robust set of functional tools that make it as easy as possible to add and manage content. We will continue to improve and optimize this user experience. Video content creation tools are also in development.

Phase 2

IMPROVE DISCOVERY

Yummi users are already generating an incredible amount of content with the tools they have. In phase two, we are making it easier for users to find content created by other members. Geolocation and friend tools are already functional but need to be optimized. Additional search functionality is planned for this phase including a map finder.

Phase 3

REWARDS

YUMM tokens make it possible for real-world transactions to occur within the Yummi ecosystem. Our focus in this phase is to deliver a functional system for acquiring YUMM tokens. We are already working with partners to explore ways to spend YUMM tokens at participating restaurants.

Here's How YUMM Tokens Will Work

Users earn YUMM by logging food photos as Foodprints
Merchants earn YUMM by supporting the ecosystem
Influencers earn YUMM by promoting Yummi

Anyone can spend YUMM
1) Tips to others for great advice or recommendations
2) Food or Beverages at participating merchants
3) Advertise your business on Yummi



Issue and distribute
YUMM Tokens

Tokens are an integral and central aspect of Yummi's operation. Tokens are one of the main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "Y token" and the other a "C token". Y tokens are blockchain-based and are spendable by users in the Yummi network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. C tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring Y tokens through actions that add value to the token economy (aka "mining"), such as through their participation activities.

"Mining" in the context of the Yummi ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Yummi context involves what we called a *"proof of experience (POE)"*, which is how users are able to acquire tokens, is accomplished through contributing original content and delivering value-added informational benefits to the Yummi community of users. As such, the Yummi platform rewards users with YUMM each time they perform an activity that is informationally and economically beneficial to the Yummi ecosystem.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution of the above concept. Coin (C token) is currently in use on the Yummi MVP, live and being granted to users as they engage with the platform and perform certain defined qualified activities.

Phase 4

Artificial Intelligence Will Change Our Food Life

Imagine a future where Yummi is your intelligent food companion and a source of all your food information. You will use Yummi to make critical decisions on everything about your food life. Here are some examples of the potential application of AI with Yummi:



- Yummi Preferences builds a personalized model of your eating preferences
- Yummi Suggestions are personalized, relevant, and useful
- Yummi Image Search automatically filters images with food
- Yummi Image Processing can estimate the calories and

nutritional information based on a photo

- Yummi Safe Guard can warn you of possible allergies or other medical issues before you eat!
- Yummi Nutritionist can notify you of concerns based on your own requests



Please note: AI no doubt will have important implications for how we consume food. However, the level of AI intelligence outlined above is still early. With AI advancement, we believe the above capabilities of using AI can be achieved to deliver said benefits to our users in the future.

Pork - 750 calories

“I truly find Yummi to be one of the most innovative food apps, especially how it makes it so easy to recall food memories.”

- Kristie Hang -

TV food host and notable food journalist writing for CNN, Eater, MSNBC

Click to see Kristie's food log on Yummi

Don't Take Our Word For it... Read What Users Are Saying*

*Ratings and reviews are from App Store. Please check out Play Store for more reviews.



Ratings & Reviews
Best Restaurant Diary I've Found!
Love it!

Ratings & Reviews
THE food app we have all been waitin...
Just what I needed!

Ratings & Reviews
Very useful!
Personalized food journal
Perfect for foodies!

Ratings & Reviews
Well-Designed App for Food Memories
Best food utility app out there!
Yummi, my trusted dining advisor

Restaurants Are Excited To Be Part of The Ecosystem

Launching ***"We're Popular on Yummi"*** at selected locations across Southern California.

Every owner we've spoken to is very excited about what Yummi is building for the food community. They all want a *“We're Popular on Yummi”* decal on their window. They like our approach of providing a food-centric platform. It's genuine and it's just about the food. Check out these places already proudly displaying their Yummi badge.

Seong Buk Dong
Los Angeles, CA

HIGHLY
RECOMMENDED
EXCELLENT
KOREAN
RESTAURANT
RECOMMENDED BY KTF
We're popular on
Yummi

Hill Haven Provision
Solvang, CA

We're popular on
Yummi

Capital Seafood
Irvine, CA



Diners' Choice
We're popular on
Yummi

Yummi History

Yummi was started two years ago by an xGoogler who also led teams at eBay, Dell, and WPP. Pete is a serial entrepreneur and has successfully launched and scaled two other consumer internet startups.



Applied
Innovation

The Backstory

"While living and working in Shanghai for Google, I dined out a lot. I noticed just about everyone takes food photos, myself occasionally. But I rarely post on social media and would delete most to free up phone space. As digital marketers, we place great value on content and data. Yet a vast amount of captured food information is being entirely neglected by millions. At Yummi, our goal is to help foodies unlock the benefits of this content, enabling everyone to have access to authentic and trustworthy food information so they can make more informed decisions and enrich their food life."

Pete Wong, Founder & CEO



Links to more backstory

A profile story by UCI Applied Innovation
A radio show podcast by Flavors
A Q&A with the founder on Spoon University

What Makes Our Team Great



We love what we do. It's been an incredible 2-year journey starting with ideation, designing the first prototype, launching an MVP, listening to our users, and continue iterating key features. We are excited about the future. We know users have been craving for a foodie app like Yummi and we will be working hard to give our users the best food tools.

Our current team span multiple locations with headquarter in Irvine, CA and a development team in Ukraine.

We've got an incredibly talented group of people with years of experience in AI and blockchain working on a world-changing solution. Yummi will help you eat better and happier.











Yummi
Log Your Foodprints

Yummi
Log Your Foodprints

Our Market Opportunities

Potentially 1B foodies in a $2.1 trillion restaurant food industry*



PAM
3.1B
smartphone owners
TAM
1B
35% take food photos
SAM
850M
don't post food photos online
SOM
150M
share food online









3.1B people globally own a smartphone.**

Studies say 32% of smartphone owners take food photos.* That number jumps to 69% for millennials****.** That's more than 1B potential Yummi users around the world.

Another survey tells us a large majority currently don't post their food pictures online. Why? **They say today's platforms lack food-centric tools.**

Only a small percentage of foodies post their food photos on either social or review sites, mostly for fun or to gain status. For the few people who post pictures online, it's difficult to find the content when it would be most helpful.

*Source: PlunkketResearch, **Source: Statista, ***Source: Adweek, ****Source: HuffingtonPost

Why Now?

- Foodie culture is on the rise. The **restaurant food industry is a $2.1 trillion dollar business globally.**
- Food retail is even bigger projecting to be $8.5 trillion by 2020. Yet with the development of platforms for just about every industries, there exist none dedicated to food.
- Yummi has the potential to disrupt markets from across the social spectrum. Yummi will be an outlet for all things food!



Foodies
Social
AI
Experts

Everyone is wanting to document their food moments more than to share



People are getting disenchanged with today's social sites and are looking for alternatives



Machine learning and computer vision can have major impacts on what and how we eat



Everyone has a food identity and is able to monetize from their knowledge base

Invest in Yummi Today!



Here is your chance to get in on the ground floor of a company that will revolutionize the way we all think about food.

Yummi plans to disrupt the food space and create the best food community platform for anyone to use wherever they are in the world.

Come join us on this journey. Whether you will be a user, an investor, or both, we thank you for your support and your faith in us. **Be a part of the Yummi revolution today!**

Learn more by clicking to our site.

Follow us on Telegram.



February 2016

Ideation

Pete had an epiphany while dining out at a 5-star restaurant in Shanghai. He got to work right away. Actual photo of Day 1.

September 2016



Yummi Inc. officially formed

Company registered and incorporated in Delaware. Yummi trademark approved by USPTO. Raised $350K in pre-seed round from friends and family.



October 2016

Launched Beta in App Store

iOS app launched in Apple Store. Instantly generated awareness from food bloggers and Digital Trend and Yahoo Tech.

March 2017



Launched Beta in Play Store

Android app launched in Google Play Store. Got thousands of downloads within months.



November 2017

Restaurant Decal Program

We have started testing our restaurant decal program. Over 100 restaurants in Souther California now are proudly displaying their "We're Popular on Yummi" decal sticker.

April 2018



Users in 100+ countries downloaded

Without no marketing and just an open beta, almost 20K users in 100+ countries uploaded +250K photos, logged +70K foodprints, tagged +40K restaurants.



Aug 2018

Launch on StartEngine

Now you can own a part of the company!

December 2018



Blockchain-Based Token Beta

Launch beta for YUMM token and ERC20 supported wallet. (ANTICIPATED)



February 2019

Officially Launch v2 with marketing blitz

Redesign UI with focus on discovery. Adding map screen to deliver seamless exploring experience. Organize marketing blitz. Launch Chinese version. (ANTICIPATED)

In the Press

DIGITAL TRENDS · YAHOO! TECH · SPOON UNIVERSITY · REALSIMPLE · Trazee TRAVEL · THE FOX MAGAZINE

SHOW MORE

Meet Our Team



Pete Wong

Founder, CEO, & Director

Pete has been working full-time on Yummi since June 2016. Prior to this, he served as a Director and Head of Doubleclick for GOOGLE in China (Dec/2012 - Mar/2016). Pete is both an entrepreneur and a corporate leader. He has a 20-year internet career and a unique track record with operational experiences at a number of premier tech companies in both the western and China market. In the past 14 years, he's led successful teams for eBay, Dell, WPP, and Google in Greater China. As both a marketer and a product thinker, Pete understands the different cultural behaviors and needs of western and Asian consumers. Pete is passionate about building products that solve real needs. He has also launched two prior startups, a C2C e-commerce business in Hong Kong and a pet social network in China. Pete has a strong operational background and experience in online consumer trend, digital advertising, programmatic marketing, user experience and product design, and partnership development. Pete's biggest achievement has been rebuilding Google's Doubleclick business in China. Pete is bi-cultural, is well-versed in the China market, has an extensive Asia network, thrives in a chaotic environment, and speaks four foreign languages. He loves trying new food and enjoys traveling. Besides working on Yummi full-time, Pete volunteers his time as a mentor and advisor to young founders at the University of California, Irvine Applied Innovation supporting Orange County startup development.





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Steve Chan

AI Engineer

Steve has been leading technology teams for the past 16 years. He has served as CTO of 4 successful startups in his career specializing in mobile technology, R&D, and mentoring development teams. Steve founded Pillar-EzMoBo, a successful mobile technology startup operating in Taiwan and China. He most recently served as Chief Software Engineer of Projenitor Ltd.





Sang Noh

Product/UX Design

Sang is a seasoned technology professional with over 15 years of experience in product management and UX design for some of the most successful consumer brands such as CitySearch, Friendster, Taser and Evite. Sang is the founder and president of Nohgetters, a product and UX consultancy in Irvine CA that counts Yummi, Leadpoint, Saritasa, Bound and TrackR as some of their clients.





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Preston Junger

Advisor | Former VP at Yelp

Co-Founder, Managing Partner @ Mile Square Labs. Former Yelp VP of Brand Partnership, entrepreneur, builder & believer in new ideas. Full-service traditional tech, fintech, Blockchain, Cryptocurrency & decentralized technologies sales and growth partner. Former IAC/Yahoo!/Apple. Family man, left-handed, sports fan. Limits like fears are often just an illusion.





Anita Lau

Advisor | Food Blogger and former judge for Hell's Kitchen TV Show

Anita has been a judge for Hell's Kitchen TV Show. A highly sought after food writer/blogger, Anita has contributed to: Palo Alto Weekly, The Orange County Register, Thrillist, Dine Newport Beach. She is currently co-President of the prestigious Les Dames d'Escoffier LA/OC Chapter (co-chaired the LDEI National Conference 2017/ committee member of Global Culinary Initiative Board).





Pamela Waitte

Advisor | Owner of Orange County Restaurant Association

Founder and owner of the Orange Country Restaurant Association. It's the 5th largest in the US with a network of 700 restaurants throughout OC. Pam is a successful businesswoman with a 10 yr history in the food & beverages industry. Pam's quest for innovation helped launch one of the food industry's premier award, the annual Golden Foodie People's Choice Award.





Kristie Hang

Advisor | Notable Food Journalist writing for CNN, Eater, MSNBC

Kristie Hang is a jet setting freelance food and travel journalist featured in Parts Unknown, CNN International, Eater, LA Weekly, LAist, Gothamist, MSNBC etc. She has a Masters in Broadcast Journalism from the University of Southern California's Annenberg School of Journalism and a B.A. from UCLA. You can find her cameos on Master Chef, Netflix, Direct TV, etc. Find her online on Instagram @kristiehang.



Offering Summary

Convertible Promissory Notes

Note converts to Series Seed Preferred Stock when the company raises $3M in a qualified equity financing

Maturity Date: July 31, 2020

$20M Valuation Cap | 25% Discount Rate | 2% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Minimum $10,000 of Convertible Promissory Notes | Maximum $107,000 of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares of Series Seed Preferred Stock in Yummi Inc.. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3M in qualified equity financing. The highest conversion price per share is set based on a $20M Valuation Cap or if less, then you will receive a 25% discount to the price at which the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	Yummi Inc.
Corporate Address	5171 California Avenue Suite 150 Irvine, CA 92612
Description of Business	**Yummi** is a global food-centric platform that enables anyone to document, access, and find authentic and actionable food information through their "foodprints". Our goal is to help

everyone make more informed food decisions and enrich their food life. We use AI and blockchain technology to create a seamless experience where recommendations are relevant, content is compensated for, and user data is protected.

Type of Security Offered	Convertible Promissory Notes and YUMM Tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$300

Perks*

The Offering includes VIP 1 YUMM Token for every $1 invested ("Perks"). In addition, the following bonuses will apply.

$500+ - The above Perks and $10 Amazon e-gift card

$1,000+ - The above Perks and, $20 Amazon e-gift card, PLUS a **5% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$5,000+ - The above Perks, $50 Amazon e-gift card, PLUS a **10% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$10,000+ - The above Perks, $100 Amazon e-gift card, PLUS a **15% Bonus on YUMM Tokens** based on the dollar amount of this investment.

$25,000+ - The above Perks, $200 Amazon e-gift card, PLUS a **25% Bonus on YUMM Tokens** based on the dollar amount of this investment.

*All perks and tokens will be delivered after the campaign is completed, and upon availability and issuance of the Tokens.

Terms of Tokens

Name:

YUMM Token

Description:

The token that investors will receive as a perk will be called, tentatively, "YUMM" token. YUMM tokens will be convertible from existing point system on the Yummi platform, known currently as Coins. YUMM tokens will also be tradable and utilized on the Yummi platform as a form of payment transactions for services or goods when these features are developed. YUMM tokens confer a unique advantage to the holders in that they can be spent for goods and services offered by third party partners and offline merchants in the overall Yummi ecosystem and business network once we have built out the tools and services to support such activities.

Please see the section **Additional Information** below for further information.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Migration to NEM if needed
- **Expected Network Launch date:** Q1 2020
- **Total amount of Tokens authorized for creation:** 100,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** We currently intend to list the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.
    - **if so, which:** Tokens may be listed on popular centralized (i.e. Binance, Bittrex, or similar) and/or other decentralized exchanges (i.e. IDEX, OpenLedger, or similar).

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from the closing of this Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** May be converted from existing point system called Coins that are currently rewarded to users on the Yummi platform.

Additional Information:

Purchasers of Securities in this Offering of Convertible Promissory Notes , will also receive a quantity of one token for every dollar in value of the investment amount in this offering, contingent upon the successful development of our Blockchain Implementation. For example, a purchaser who invests $1,000 during the Offering will also receive a special perk of 1,000 YUMM tokens if and when there is a future token implementation. An investor whose purchase amount exceeds certain thresholds will receive additional Bonus Tokens at a rate defined above in the "Minimums and Perks" section. The tokens will be delivered after the official launch of the token implementation event at a time designated by the Board.

In addition to the information above the YUMM token will entail a permanent benefit to the individual that is currently holding the YUMM Token in the form of an increased mining rate within the Yummi platform. This rate will increase with the number of YUMM Tokens held by the individual. This bonus does not stay with the individual if they sell their YUMM Tokens and will instead be transferred to the new owner of the YUMM Tokens.

Yummi has already successfully executed on a Minimum Viable Product (MVP) demonstrating critical proof-of-concept, with Coins being a rewarding currency that is currently live and can be earned through a predefined set of activities and engagements on the Yummi platform.

Current Status and Immediate Plans

While Yummi does not currently have a blockchain-based token, Yummi has plans to begin development post-funding in order to integrate blockchain-based tokens into the core functionality of the platform. In the current, live iteration of the Yummi platform (the "Beta" or the "MVP"), digital assets (tokens that are not currently recorded on a blockchain ledger) in the form of virtual currency and "Tokens" are the core influencing mechanism used to incentivize consumers to carry out economically relevant activity, such as modified purchasing habits (e.g. spending more than normal, or patronizing a new business that one has never been to before).

In the next iteration of the platform (the "Full Product"), we intend to use digital assets including but not limited to blockchain-based tokens to incentivize valuable consumer activity in various forms including but not limited to modified purchasing habits, influencer marketing, and data generation. The delivery of the token bonus perks, VIP access, and bonus tokens are contingent upon the successful development of the Full Product. While Yummi has immediate plans to realize the development of the Full Product and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

Token Functionality

Tokens are an integral and central aspect of Yummi's operation. Tokens are one of the main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "Y token" and the other a "C token". Y tokens are spendable by users in the Yummi network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. C tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring Y tokens through actions that add value to the token economy (aka "mining"), such as through their participation habits.

"Mining" in the context of the Yummi ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Yummi context involves what we called a "proof of experience (POE)", which is how users are able to acquire tokens, is accomplished through contributing original content and delivering value-added informational benefits to the Yummi community of users. As such, the Yummi platform rewards users with YUMM each time they perform an activity that is informationally and economically beneficial to the Yummi ecosystem.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution in phase one of the above concept. Coin (C token) is currently in-use on the Yummi MVP, live and being granted to users as they engage with the platform and perform certain defined qualified activities.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Securities and YUMM Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Yummi, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

[Next-generation global food platform](#)

With Yummi, we've created the perfect foodie app to track, remember, and share all your food experiences.

Today people are taking more food photos than ever before. Their intent is to document their food journey but end up doing nothing with this content. Most delete them.

Using Yummi, you can now log all your food photos as foodprints. They're tagged to a location and are organized in a calendar. Recall simply by tapping NearMe. As friends join, you can follow their food journey and find their foodprints anywhere.

Download Yummi today in iOS or Android to start tracking and remembering all you food experiences.

App Demo Video

A new foodies community where you can do more in one app. East to track all you eat, drink, or cook. Simply upload and archive everyday food photos. Add stickers. You can toggle post to private just for you. A post here is called a Foodprint. View a lifetime of food history in a calendar snapshot. Find great places to eat and see who you know that's been there. Follow foodie friends to learn about the must-try places. Fun to relive food memories by simply tapping NearMe to recall. Explore other world cities and learn about new food cultures. Find food inspiration.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) <u>Litigation</u>.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u> Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information.</u> Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

| | If to the Company, to: | |
| | If to a Subscriber, to Subscriber's address as shown on the signature page hereto | |

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes and YUMM Tokens to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes and YUMM Tokens resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Example - Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, Example - In case of an event of default, the note is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and % in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%